SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP PLC Elects J. Thomas Presby
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                                Non-Executive Director
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For Immediate Release
Contact:       Bill Hensel, Media Relations
Phone:         +1 404 479 2922 (U.S.)
Fax:           +1 404 962 8238
E-mail:        bill_hensel@amvescap.com

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          AMVESCAP PLC Elects J. Thomas Presby a Non-Executive Director


LONDON--November 29, 2005--AMVESCAP PLC today announced that J. Thomas Presby, 65, has been elected a non-executive member of the Board of Directors, such appointment to take effect from November 17, 2005. Mr. Presby was deputy chairman and chief operating officer with the accounting firm Deloitte Touche Tohmatsu prior to his retirement in 2002.

"With years of operating and professional experience in international accounting combined with his extensive board service, Thomas Presby brings a valuable and complementary set of skills to a global asset manager such as AMVESCAP," said Charles W. Brady, chairman of the Board of AMVESCAP.

With the addition of Mr. Presby, the Board will consist of 13 members, eight of whom are independent directors.

Mr. Presby is presently a director of Tiffany & Co., TurboChef Technologies, Inc., World Fuel Services, FIRE Solutions, Inc. and The German Marshall Fund of the USA. In the last five years Mr. Presby has also held directorships with GreenPoint Financial Inc, and Practiceworks Inc. Mr. Presby received a B.S. Electrical Engineering degree from Rutgers and a M.S. Industrial Administration
(MBA) degree from Carnegie Mellon University Graduate School of Business and is a Certified Public Accountant.

He will be joining the Audit and Nomination committees of the Board on appointment. There is nothing further to disclose for Mr. Presby pursuant to Rule 9.6.13R of the Listing Rules of the U.K. Listing Authority. Mr. Presby will be standing for election for a full term at the next Annual General Meeting in April 2006.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  29 November, 2005                 By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary